May 28, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attention: Matt Sptizer

Re:

Toyota Auto Finance Receivables LLC

Toyota Motor Credit Corporation

Amendment No. 1 to the Registration Statement on Form S-3/A

Filed May 28, 2009

File No. 333-159170

Dear Mr. Spitzer:

On May 12, 2009, our clients, Toyota Auto Finance Receivables LLC (“TAFR”) and Toyota Motor Credit Corporation (“TMCC”), delivered to your department of the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3 (the “Registration Statement”), including a representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”) and a base prospectus (the “Base Prospectus”).

TAFR and TMCC are now submitting Amendment No. 1 to the Registration Statement on Form S-3/A (“Amendment No. 1”) solely for the purpose of filing certain exhibits to the Registration Statement.  In connection with Amendment No. 1, TAFR and TMCC are re-filing the Base Prospectus and the Prospectus Supplement. No changes have been made to the Base Prospectus and the Prospectus Supplement since they were initially filed as part of the Registration Statement on May 12, 2009.

Should you have any further questions or comments please contact me at 917-777-4400.

Sincerely,

/s/ Reed D. Auerbach

Reed D. Auerbach